PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec announces key organizational changes

Temiscaming, Quebec, October 20, 2006 – Tembec today publicly announced key organizational changes related to its Pulp and Paper Group. These changes had previously been announced internally.

Following over 30 years service to the Company, Terrence P. Kavanagh, Executive Vice President and Chief Operating Officer, and President of the Pulp and Paper Group, has indicated his intention to retire at year’s end. To ensure continued access to his experience and perspective, Mr. Kavanagh will remain available to the Company on an advisory basis for the next two years. “I would like to take this opportunity to thank Terry for the significant contribution he made to Tembec over a long and distinguished career,” said James Lopez, President and Chief Executive Officer of Tembec. “His efforts over the years have made a major contribution to the Company’s growth and positioning as a major pulp and paper producer. We wish Terry and Kirsten nothing but the best as they enter this next phase of their lives.”

With Mr. Kavanagh’s retirement, the decision has been made to split the Pulp and Paper Group into two separate groups, with an Executive Vice President in charge of each.

Yvon Pelletier is appointed Executive Vice President and President, Pulp Group. Mr. Pelletier brings over 25 years of Pulp Group experience to this assignment, having served in leadership roles in the technical, operational, and commercial areas. He has held several roles in both the Specialty and Paper Pulp businesses and possesses an in-depth understanding of Tembec’s people, plants, products, and customers.

Dan Alexander is appointed Executive Vice President and President, Paper Group. Mr. Alexander joined Tembec in February of this year as Senior Vice President, Coated Paper, working out of the St. Francisville, Louisiana site. He brings close to 30 years of experience as an owner and operator of paper mills and has also worked extensively in the marketing and distribution areas. Most recently, Mr. Alexander worked as an independent consultant with a range of clients, including Tembec.

Messrs. Pelletier and Alexander will report to Mr. Kavanagh until his retirement in December. Effective January 1, 2007, they will both report directly to Mr. Lopez.

“Yvon and Dan each bring a combination of relevant experience, demonstrated leadership and proven performance. They will be very positive additions to our executive team,” said Mr. Lopez.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 10,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information:	Pierre Brien
Vice President, Communications and Public Affairs Tel.: 819-627-4387

Click on the following link to access the photos and biographical information for Messrs. Kavanagh, Pelletier and Alexander: http://www.tembec.com/public/A-propos-de/Dirigeants.html